

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

By U.S. Mail and facsimile: (215) 538-5790

Thomas J. Bisko
President and Chief Executive Officer
QNB Corp.
15 North Third Street
Quakertown, PA 18951

  Re: QNB Corp.
    Form 10-K for fiscal year ended December 31, 2009
    File No. 000-17706

Dear Mr. Bisko:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Eric Envall
        Staff Attorney